SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2014

ChipMOS TECHNOLOGIES (Bermuda) LTD.

(Translation of Registrant’s Name Into English)

No. 1, R&D Rd. 1, Hsinchu Science Park

Hsinchu, Taiwan

Republic of China

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒            Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐            No   ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ChipMOS TECHNOLOGIES (Bermuda) LTD.
(Registrant)

Date: October 9, 2014	By	/S/ S. J. Cheng
	Name:	S. J. Cheng
	Title:	Chairman & Chief Executive Officer

Contacts:

In Taiwan	In the U.S.
Dr. S.K. Chen	David Pasquale
ChipMOS TECHNOLOGIES (Bermuda) LTD.	Global IR Partners
+886-6-507-7712	+1-914-337-8801
s.k._chen@chipmos.com	dpasquale@globalirpartners.com

ChipMOS REPORTS SEPTEMBER 2014 REVENUE; 3Q14 REVENUE ABOVE HIGH-END OF GUIDANCE

Hsinchu, Taiwan, October 9, 2014 - ChipMOS TECHNOLOGIES (Bermuda) LTD. (“ChipMOS” or the “Company’’) (NASDAQ: IMOS), an industry leading provider of outsourced semiconductor assembly and testing services (“OSAT”), today reported its unaudited consolidated revenue for the month of September 2014 and third quarter ended September 30, 2014.

Revenue for the third quarter of 2014 was NT$5,806.3 million or US$190.7 million, representing an increase of 7.3% as compared to the second quarter of 2014 and an increase of 13.6% from the same period in 2013. This is above the high-end of the Company’s guidance, which called for revenue to increase by approximately 3% to 7% as compared to the second quarter of 2014. The Company expects gross margin on a consolidated basis to be at the high-end of its prior guidance range of approximately 23% to 26% for the third quarter of 2014.

Revenue for the month of September 2014 was NT$1,908.4 million or US$62.7 million, a decrease of 2.3% from the month of August 2014 and an increase of 13.5% from the same period in 2013. All U.S. figures in this release are based on the exchange rate of NT$30.44 to US$1.00 as of September 30, 2014.

Consolidated Monthly Revenues (Unaudited)

	September 2014	August 2014	September 2013	MoM Change	YoY Change
Revenues (NT$ million)	1,908.4	1,954.0	1,681.1	-2.3%	13.5%

Revenues (US$ million)	62.7	64.2	55.2	-2.3%	13.5%

Consolidated Quarterly Revenues (Unaudited)

	Third Quarter 2014	Second Quarter 2014	Third Quarter 2013	QoQ Change	YoY Change
Revenues (NT$ million)	5,806.3	5,413.4	5,111.9	7.3%	13.6%

Revenues (US$ million)	190.7	177.8	167.9	7.3%	13.6%

ChipMOS’ September 2014 consolidated revenues included revenues of ChipMOS TECHNOLOGIES INC. (“ChipMOS Taiwan”), ChipMOS U.S.A., Inc., ThaiLin Semiconductor Corp. and MODERN MIND TECHNOLOGY LIMITED and its wholly-owned subsidiary ChipMOS TECHNOLOGIES (Shanghai) LTD.

3Q14 Investor / Analyst Conference Call

ChipMOS will hold a conference call with investors and analysts at 7:00 p.m. Eastern Time on Wednesday, November 12, 2014, (8:00 a.m. Taiwan time, Thursday, November 13, 2014) to discuss its third quarter 2014 financial results and management’s outlook for the fourth quarter 2014.

The news release announcing the third quarter 2014 results will be disseminated after the NASDAQ market closes on November 12, 2014.

The conference call will be webcast on the investor relations section of ChipMOS’ website at www.chipmos.com or may be accessed by dialing +1-201-689-8562 at the scheduled time. The playback will be available 2 hours after the conclusion of the conference call and will be accessible by dialing +1-858-384-5517, with confirmation ID number 13592103.

About ChipMOS TECHNOLOGIES (Bermuda) LTD.:

ChipMOS TECHNOLOGIES (Bermuda) LTD. (“ChipMOS” or the “Company”) (NASDAQ: IMOS) (http://www.chipmos.com) is an industry leading provider of semiconductor assembly and testing services. With advanced facilities in Hsinchu and Southern Taiwan Science Parks in Taiwan and Shanghai, ChipMOS and its subsidiaries provide testing and assembly services to a broad range of customers, including leading fabless semiconductor companies, integrated device manufacturers and independent semiconductor foundries. The Company’s majority-owned subsidiary, ChipMOS Taiwan, is listed on the Taiwan Stock Exchange under Stock Ticker 8150.

Forward-Looking Statements

Certain statements contained in this announcement may be viewed as “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company’s most recent Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (the “SEC”) and in the Company’s other filings with the SEC.